Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the use in this Registration Statement of Ovation Acquisition I, L.L.C. on Form S-11 of our report dated March 6, 2015, related to the consolidated financial statements of Oncor Electric Delivery Holdings Company LLC and its subsidiary (the “Company”) as of December 31, 2014 and 2013 and for the three years ended December 31, 2014 (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph relating to the Company’s implementation of certain ring-fencing measures which management believes mitigate the Company’s potential exposure to the EFH Bankruptcy Proceedings), appearing in the prospectus, which is part of this Registration Statement, and of our report dated October 30, 2015, relating to the financial statement schedule appearing elsewhere in this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

DELOITTE & TOUCHE LLP

Dallas, Texas

October 30, 2015